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                           June 26, 2023

       Elizabeth Eby
       Chief Financial Officer
       Sunpower Corporation
       1414 Harbour Way South , Suite 1901
       Richmond , California 94804

                                                        Re: Sunpower
Corporation
                                                            Form 10-K for the
year ended January 1, 2023
                                                            Form 10-Q for the
period ended April 2, 2023
                                                            Form 8-K furnished
May 3, 2023
                                                            Response dated June
16, 2023
                                                            File No. 1-34166

       Dear Elizabeth Eby:

              We have reviewed your June 16, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 1, 2023 letter.

       Correspondence dated June 16, 2023

       Form 10-Q for the period ended April 2, 2023
       Item 5: Other Information
       Information concerning certain limited activities related to Iran, page
40

   1. We note your response to our prior comment 1 that you will respond by June 30, 2023.
                                                        We will evaluate your
response when provided.
       Form 8-K furnished May 3, 2023
       Exhibit 99.1 Earnings Release
       Reconciliations of GAAP Measures to Non-GAAP Measures, page 14 Elizabeth Eby
Sunpower Corporation
June 26, 2023
Page 2

2. We note your response to our comment number 2. In future filings, please revise to remove the adjustments for general operating results of business divestitures that did not meet the criteria for discontinued operations, such as the Hillsboro facility. As noted in our prior comment, excluding normal operating costs related to businesses that do not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20, would represent individually tailored accounting measures. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Additionally, the true-up to warranty claims appears to be a continuing obligation of the company, and to the extent it is recorded in cost of sales, appears to represent normal cash operating expenses which should not be adjusted from these Non-GAAP measures. Please revise your Non-GAAP measures in future filings.
      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameElizabeth Eby                               Sincerely,
Comapany NameSunpower Corporation
                                                              Division of
Corporation Finance
June 26, 2023 Page 2                                          Office of
Manufacturing
FirstName LastName